This amended Form 6-K replaces the Form 6-K filed on April 3, 2013.  The change is related to the title page which format was incorrect in the Form 6-K filed on April 3, 2013.  All the other content of both Form 6-K's remain the same.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2013

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholder's Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On March 27, 2013, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2013. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2013 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2013 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: April 4, 2013

EXFO Reports Second-Quarter Results for Fiscal 2013

▪	Sales reach US$62.6 million
▪	Gross margin amounts to 62.2% of sales
▪	Adjusted EBITDA totals US$4.4 million

QUEBEC CITY, CANADA, March 27, 2013 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the second quarter ended February 28, 2013.

Sales reached US$62.6 million in the second quarter of fiscal 2013 compared to US$66.9 million in the second quarter of 2012 and US$59.8 million in the first quarter of 2013.

Bookings attained US$53.4 million in the second quarter of fiscal 2013 compared to US$60.6 million in the same period last year and US$64.3 million in the first quarter of 2013. The company’s book-to-bill ratio was 0.85 in the second quarter of 2013 and 0.96 after six months into the fiscal year.

Gross margin* amounted to 62.2% of sales in the second quarter of fiscal 2013 compared to 64.7% in the second quarter of 2012 and 60.5% in the first quarter of 2013.

IFRS net earnings in the second quarter of fiscal 2013 totaled US$39,000, or US$0.00 per diluted share, compared to net earnings of US$1.0 million, or US$0.02 per diluted share, in the same period last year and a net loss of US$1.6 million, or US$0.03 per share, in the first quarter of 2013. IFRS net earnings in the second quarter of 2013 included US$1.9 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs, US$0.1 million in after-tax restructuring charges and a foreign exchange gain of US$1.7 million.

Adjusted EBITDA** totaled US$4.4 million, or 7.1% of sales, in the second quarter of fiscal 2013 compared to US$7.8 million, or 11.7% of sales, in the second quarter of 2012 and US$2.7 million, or 4.5% of sales, in the first quarter of 2013.

“I am encouraged by our sequential increase in sales and profitability in the second quarter,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “At the beginning of fiscal 2013, we had expected a stronger financial performance in the second half and I remain confident we will deliver a stronger second half. This stated confidence is based on improving market conditions, discussions with customers, positive impact of key new product launches for 4G/LTE and 100G network deployments, recent product approvals and the quality of our sales funnel.”

“Consequently, I believe EXFO will generate mid-single digit sales growth and improved profitability in fiscal 2013,” Mr. Lamonde added. “I am pleased with our improved market position and remain committed to returning to our historical sales CAGR of 20% that we delivered over the last 10 years, while focusing on the earnings growth that the investment community has come to expect from EXFO.”

Selected Financial Information
(In thousands of US dollars)

	Q2 2013	Q1 2013	Q2 2012

Sales	$62,576	$59,821	$66,917

Gross margin*	$38,912	$36,164	$43,301
	62.2%	60.5%	64.7%

Other selected information:
IFRS net earnings (loss)	$39	$(1,638)	$954
Amortization of intangible assets	$1,922	$1,962	$1,974
Stock-based compensation costs	$468	$448	$508
Restructuring charges	$89	$–	$–
Change in fair value of cash contingent consideration	$–	$–	$(311)
Net income tax effect of the above items	$(95)	$(67)	$(56)
Foreign exchange (gain) loss	$(1,700)	$(756)	$1,471
Adjusted EBITDA**	$4,435	$2,720	$7,826

Operating Expenses
Selling and administrative expenses totaled US$23.1 million, or 36.9% of sales in the second quarter of fiscal 2013 compared to US$23.7 million, or 35.4% of sales, in the same period last year and US$22.3 million, or 37.3% of sales, in the first quarter of 2013.

Gross research and development expenses amounted to US$14.1 million, or 22.6% of sales, in the second quarter of fiscal 2013 compared to US$14.8 million, or 22.1% of sales, in the second quarter of 2012 and US$13.9 million, or 23.2% of sales, in the first quarter of 2013.

Net R&D expenses totaled US$12.0 million, or 19.1% of sales, in the second quarter of fiscal 2013 compared to US$12.3 million, or 18.4% of sales, in the same period last year and US$11.6 million, or 19.4% of sales, in the first quarter of 2013.

Second-Quarter Highlights
●
Growth. Despite late budget releases by network operators, EXFO’s revenue level improved 4.6% sequentially in the second quarter mainly due to increased traction in the wireless sector. This marked the second consecutive quarter of revenue growth for EXFO amid difficult market conditions. The company posted double-digit sequential sales increases in the Asia-Pacific and Europe, Middle East and Africa (EMEA) regions, but a decrease in the Americas. EXFO’s top customer accounted for 5.9% of sales in the second quarter, while the top three represented 13.1%.

●
Profitability. EXFO finished break-even (US$39,000) on an IFRS basis in the second quarter compared to a net loss of US$1.6 million in the previous quarter. The company also generated US$2.1 million in cash flows from operating activities. Based on increased sales volume and a tight control on expenses, EXFO expects to significantly improve profitability in the second half of the fiscal year.

●
Innovation. EXFO launched six new products in the second quarter including amongst others the TravelHawk Pro, a 4G/LTE network troubleshooting tool that has been selected by three of world’s top five LTE operators; FTB-88100NGE Power Blazer, the first portable, multiservice test solution supporting transmission rates from 10M to 100G; and packet synchronization functionalities on the FTB1/FTB-800 NetBlazer series for wireless network deployments. Altogether, the company has released 11 new products since the beginning of the fiscal year.

Business Outlook
EXFO forecasts sales between US$64.0 million and US$69.0 million for the third quarter of fiscal 2013, while IFRS net earnings are expected to range between US$0.00 and US$0.04 per diluted share. Net earnings include US$0.03 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2013.  To listen to  the conference  call and participate in the question period via  telephone,  dial 1-416-641-6680. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on April 3, 2013. The replay number is 1-402-977-9141 and the reservation number is 21649128. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for more than 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, restructuring charges, change in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 28, 2013	Three months ended November 30, 2012	Three months ended February 29, 2012

IFRS net earnings (loss) for the period	$39	$(1,638)	$954

Add (deduct):

Depreciation of property, plant and equipment	1,504	1,605	1,546
Amortization of intangible assets	1,922	1,962	1,974
Interest (income) expenses	25	(33)	(54)
Income taxes	2,088	1,132	1,738
Restructuring charges	89	–	–
Change in fair value of cash contingent consideration	–	–	(311)
Stock-based compensation costs	468	448	508
Foreign exchange (gain) loss	(1,700)	(756)	1,471
Adjusted EBITDA for the period	$4,435	$2,720	$7,826

Adjusted EBITDA in percentage of sales	7.1%	4.5%	11.7%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at February 28, 2013	As at August 31, 2012
Assets

Current assets
Cash	$51,425	$58,868
Short-term investments	4,952	8,236
Accounts receivable
Trade	42,715	37,643
Other	2,643	4,283
Income taxes and tax credits recoverable	8,375	9,024
Inventories	38,331	41,212
Prepaid expenses	3,685	3,800
	152,126	163,066

Tax credits recoverable	40,368	38,397
Property, plant and equipment	46,593	49,848
Intangible assets	10,111	14,132
Goodwill	27,885	29,160
Deferred income taxes	11,266	12,080

	$288,349	$306,683
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$29,420	$32,392
Provisions	742	952
Income taxes payable	1,225	917
Current portion of long-term debt	584	565
Deferred revenue	9,069	10,583
	41,040	45,409

Deferred revenue	4,481	4,997
Long-term debt	–	282
Other liabilities	383	609
Deferred income taxes	2,628	2,105
	48,532	53,402

Shareholders’ equity
Share capital (note 4)	111,400	110,965
Contributed surplus	16,688	17,298
Retained earnings	109,912	111,511
Accumulated other comprehensive income	1,817	13,507

	239,817	253,281

	$288,349	$306,683

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Sales	$62,576	$122,397	$66,917	$133,305

Cost of sales (1) (note 5)	23,664	47,321	23,616	46,986
Selling and administrative (note 5)	23,074	45,364	23,676	48,294
Net research and development (note 5)	11,960	23,562	12,307	24,790
Depreciation of property, plant and equipment (note 5)	1,504	3,109	1,546	3,114
Amortization of intangible assets (note 5)	1,922	3,884	1,974	3,895
Change in fair value of cash contingent consideration	–	–	(311)	(311)
Earnings (loss) from operations	452	(843)	4,109	6,537

Interest income (expenses)	(25)	8	54	(17)
Foreign exchange gain (loss)	1,700	2,456	(1,471)	193
Earnings before income taxes	2,127	1,621	2,692	6,713

Income taxes (note 6)	2,088	3,220	1,738	2,872

Net earnings (loss) for the period	$39	$(1,599)	$954	$3,841

Basic and diluted net earnings (loss) per share	$0.00	$(0.03)	$0.02	$0.06

Basic weighted average number of shares outstanding (000’s)	60,392	60,391	60,441	60,391

Diluted weighted average number of shares outstanding (000’s) (note 7)	61,175	61,195	61,606	61,685

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Net earnings (loss) for the period	$39	$(1,599)	$954	$3,841
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(9,184)	(10,892)	6,200	(5,627)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(679)	(762)	963	144
Reclassification of realized gains on forward exchange contracts in net earnings (loss)	(130)	(329)	(355)	(980)
Deferred income tax effect of gains/losses on forward exchange contracts	217	293	(163)	232
Other comprehensive income (loss)	(9,776)	(11,690)	6,645	(6,231)
Comprehensive income (loss) for the period	$(9,737)	$(13,289)	$7,599	$(2,390)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Six months ended February 29, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options (note 4)	78	–	–	–	78
Redemption of share capital (note 4)	(404)	(222)	–	–	(626)
Reclassification of stock-based compensation costs (note 4)	1,406	(1,406)	–	–	–
Stock-based compensation costs	–	956	–	–	956
Net earnings for the period	–	–	3,841	–	3,841
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(5,627)	(5,627)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $232	–	–	–	(604)	(604)

Total other comprehensive income (loss) for the period	–	–	3,841	(6,231)	(2,390)

Balance as at February 29, 2012	$111,421	$17,345	$118,945	$14,818	$262,529

	Six months ended February 28, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 4)	87	–	–	–	87
Redemption of share capital (note 4)	(913)	(227)	–	–	(1,140)
Reclassification of stock-based compensation costs (note 4)	1,261	(1,261)	–	–	–
Stock-based compensation costs	–	878	–	–	878
Net loss for the period	–	–	(1,599)	–	(1,599)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(10,892)	(10,892)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $293	–	–	–	(798)	(798)

Total other comprehensive loss for the period	–	–	(1,599)	(11,690)	(13,289)

Balance as at February 28, 2013	$111,400	$16,688	$109,912	$1,817	$239,817

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Cash flows from operating activities
Net earnings (loss) for the period	$39	$(1,599)	$954	$3,841
Add (deduct) items not affecting cash
Change in discount on short-term investments	(3)	(1)	12	43
Stock-based compensation costs	468	916	508	1,063
Depreciation and amortization	3,426	6,993	3,520	7,009
Change in fair value of cash contingent consideration	–	–	(311)	(311)
Deferred revenue	111	(1,420)	488	(653)
Deferred income taxes	988	1,721	857	1,575
Change in foreign exchange gain/loss	(775)	(798)	175	(1,039)
	4,254	5,812	6,203	11,528

Change in non-cash operating items
Accounts receivable	2,016	(6,088)	5,504	2,607
Income taxes and tax credits	(1,313)	(3,186)	(1,430)	(1,258)
Inventories	1,213	1,053	7,050	7,643
Prepaid expenses	(414)	(55)	(228)	(213)
Accounts payable, accrued liabilities and provisions	(3,687)	(50)	(3,432)	(35)
Other liabilities	(15)	(210)	(91)	(152)
	2,054	(2,724)	13,576	20,120
Cash flows from investing activities
Additions to short-term investments	(10,236)	(34,769)	(9,876)	(67,798)
Proceeds from disposal and maturity of short-term investments	13,283	37,810	16,987	107,766
Additions to capital assets	(2,504)	(4,493)	(6,691)	(11,177)
	543	(1,452)	420	28,791
Cash flows from financing activities
Bank loan	–	–	–	(785)
Repayment of long-term debt	(293)	(293)	(296)	(296)
Exercise of stock options	36	87	78	78
Redemption of share capital	(167)	(1,140)	(263)	(626)
	(424)	(1,346)	(481)	(1,629)

Effect of foreign exchange rate changes on cash	(1,566)	(1,921)	1,564	1,196

Change in cash	607	(7,443)	15,079	48,478
Cash – Beginning of the period	50,818	58,868	56,170	22,771
Cash – End of the period	$51,425	$51,425	$71,249	$71,249

Supplementary information
Interest paid	$17	$26	$31	$58
Income taxes paid	$552	$937	$255	$990

As at February 29, 2012 and February 28, 2013, unpaid purchases of capital assets amounted to $2,017 and $677 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2013.

2  Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New Accounting Standard

Financial statement presentation

The IASB amended IAS 1, “Financial Statement Presentation”. The amendments to IAS 1 require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future, such as unrealized gains and losses on cash-flow hedges. The amendments are effective for annual periods beginning on or after July 1, 2012. The company adopted this new standard on September 1, 2012 and classified items of other comprehensive income accordingly.

3  Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at February 28, 2013, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2013 to August 2013	$11,400,000	1.0256
September 2013 to August 2014	18,600,000	1.0243
September 2014 to February 2015	6,600,000	1.0401
Total	$36,600,000	1.0275

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $932,000 as at August 31, 2012 and net losses of $364,000 as at February 28, 2013.

Based on the portfolio of forward exchange contracts as at February 28, 2013, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $318,000.

As at February 28, 2013, forward exchange contracts in the amount of $318,000 are presented as current liabilities in accounts payable and accrued liabilities in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended February 29, 2012 and February 28, 2013, the company recognized within its sales foreign exchange gains on forward exchange contracts of $439,000 and $153,000 respectively. During the six months ended February 29, 2012 and February 28, 2013, the company recognized within its sales foreign exchange gains on forward exchange contracts of $872,000 and $355,000 respectively.

4  Share Capital

On November 7, 2012, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the six months ended February 29, 2012 and February 28, 2013.

	Six months ended February 29, 2012
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2011	31,643,000	$1	28,621,999	$110,340	$110,341
Redemption of restricted share units	−	−	184,167	−	−
Redemption of share capital	−	−	(63,146)	(244)	(244)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	848	848

Balance as at November 30, 2011	31,643,000	1	28,743,020	110,944	110,945
Exercise of stock options	−	−	25,250	78	78
Redemption of restricted share units	−	−	127,632	−	−
Redemption of share capital	−	−	(41,651)	(160)	(160)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	558	558

Balance as at February 29, 2012	31,643,000	$1	28,854,251	$111,420	$111,421

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 28, 2013
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2012	31,643,000	$1	28,710,891	$110,964	$110,965
Exercise of stock options	−	−	23,275	51	51
Redemption of restricted share units	−	−	127,949	−	−
Redemption of share capital	−	−	(205,123)	(793)	(793)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	612	612

Balance as at November 30, 2012	31,643,000	1	28,656,992	110,834	110,835
Exercise of stock options	−	−	7,400	36	36
Redemption of restricted share units	−	−	141,725	−	−
Redemption of deferred share units	−	−	37,054	−	−
Redemption of share capital	−	−	(31,210)	(120)	(120)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	649	649

Balance as at February 28, 2013	31,643,000	$1	28,811,961	$111,399	$111,400

5  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Gross research and development expenses	$14,126	$28,024	$14,800	$29,613
Research and development tax credits and grants	(2,166)	(4,462)	(2,493)	(4,823)

	$11,960	$23,562	$12,307	$24,790

Gross research and development expenses for the three months and the six months ended February 28, 2013 include $89,000 in restructuring charges (nil in fiscal 2012).

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Cost of sales
Depreciation of property, plant and equipment	$422	$867	$524	$1,052
Amortization of intangible assets	1,257	2,531	1,266	2,550
	1,679	3,398	1,790	3,602

Selling and administrative expenses
Depreciation of property, plant and equipment	275	572	240	523
Amortization of intangible assets	432	874	453	927
	707	1,446	693	1,450

Net research and development expenses
Depreciation of property, plant and equipment	807	1,670	782	1,539
Amortization of intangible assets	233	479	255	418
	1,040	2,149	1,037	1,957
	$3,426	$6,993	$3,520	$7,009

Depreciation of property, plant and equipment	$1,504	$3,109	$1,546	$3,114
Amortization of intangible assets	1,922	3,884	1,974	3,895
	$3,426	$6,993	$3,520	$7,009

Employee compensation comprises the following:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Salaries and benefits	$32,183	$63,230	$32,596	$65,590
Stock-based compensation costs	468	916	508	1,063

Total employee compensation for the period	$32,651	$64,146	$33,104	$66,653

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Cost of sales	$57	$112	$60	$119
Selling and administrative expenses	310	623	328	705
Net research and development expenses	101	181	120	239

	$468	$916	$508	$1,063

6  Income taxes

For the three months and the six months ended February 29, 2012 and February 28, 2013, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Income tax provision at combined Canadian federal and provincial statutory tax rate (27% in 2013 and 28% in 2012)	$574	$437	$754	$1,880

Increase (decrease) due to:
Foreign income taxed at different rates	(97)	(278)	(42)	63
Non-taxable (income)/loss	(372)	(1,164)	(224)	483
Non-deductible expenses	222	423	217	682
Foreign exchange effect of translation of foreign operations	(74)	284	(55)	(1,434)
Recognition of previously unrecognized deferred income tax assets	‒	‒	‒	(557)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,062	2,694	1,122	1,661
Other	773	824	(34)	94

	$2,088	$3,220	$1,738	$2,872

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Current	$1,100	$1,499	$881	$1,297
Deferred	988	1,721	857	1,575

	$2,088	$3,220	$1,738	$2,872

7  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2013	Six months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 29, 2012

Basic weighted average number of shares outstanding (000’s)	60,392	60,391	60,441	60,391
Plus dilutive effect of (000’s):
Stock options	33	32	167	165
Restricted share units	641	651	881	1,016
Deferred share units	109	121	117	113

Diluted weighted average number of shares outstanding (000’s)	61,175	61,195	61,606	61,685
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	84	102	18	96

For the six months ended February 28, 2013, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate businesses that we acquire; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated March 27, 2013.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. We offer core-to-edge solutions that assess the performance and reliability of converged, IP (Internet Protocol) fixed and mobile networks. Our test and service assurance solutions specifically target high-growth market opportunities related to optimizing next-generation networks: wireless backhaul, 4G/LTE (long-term evolution), fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN), Carrier Ethernet, and 40G/100G network upgrades. Customers on a global basis rely on our test and service assurance solutions to enable their wireline and wireless networks to perform optimally during their complete lifecycles: research, development, manufacturing, installation, maintenance and monitoring.

We reported sales of $62.6 million in the second quarter of fiscal 2013, which represents a decrease of 6.5% compared to the same period last year. We also reported bookings of $53.4 million in the second quarter of fiscal 2013, for a book-to-bill ratio of 0.85, compared to $60.6 million for the same period last year.

Net earnings amounted to $39,000, or $0.00 per diluted share, in the second quarter of fiscal 2013, compared to $954,000, or $0.02 per diluted share for the same period last year. Net earnings for the second quarter of fiscal 2013 included $1.9 million in after-tax amortization of intangible assets, $89,000 in after-tax restructuring charges, $468,000 in stock-based compensation costs and a foreign exchange gain of $1.7 million. Earnings from operations amounted to $452,000, or 0.7% of sales in the second quarter of fiscal 2013, compared to $4.1 million, or 6.1% of sales for the same period last year.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, restructuring charges, change in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss) reached $4.4 million, or 7.1% of sales in the second quarter of fiscal 2013, compared to $7.8 million, or 11.7% of sales for the same period last year. See further in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On November 7, 2012, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,072,721 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on November 12, 2012, and will end on November 11, 2013, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

We launched six new products in the second quarter of fiscal 2013 including amongst others the TravelHawk Pro, a 4G/LTE network  troubleshooting  tool that has  been  selected  by  three  of  world’s top five  LTE operators;  FTB-88100NGE Power Blazer, the first portable, multiservice test solution supporting transmission rates from 10M to 100G; and packet synchronization functionalities on the FTB-800 NetBlazer series for wireless network deployments. Altogether, we have released 11 new products or major enhancements since the beginning of the fiscal year.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 28, 2013	Six months ended February 29, 2012

Sales	$62,576	$66,917	$122,397	$133,305

Cost of sales (1)	23,664	23,616	47,321	46,986
Selling and administrative	23,074	23,676	45,364	48,294
Net research and development	11,960	12,307	23,562	24,790
Depreciation of property, plant and equipment	1,504	1,546	3,109	3,114
Amortization of intangible assets	1,922	1,974	3,884	3,895
Change in the fair value of cash contingent consideration	−	(311)	−	(311)
Earnings (loss) from operations	452	4,109	(843)	6,537
Interest income (expenses)	(25)	54	8	(17)
Foreign exchange gain (loss)	1,700	(1,471)	2,456	193
Earnings before income taxes	2,127	2,692	1,621	6,713
Income taxes	2,088	1,738	3,220	2,872
Net earnings (loss) for the period	$39	$954	$(1,599)	$3,841

Basic and diluted net earnings (loss) per share	$0.00	$0.02	$(0.03)	$0.06

Other selected information:

Gross margin (2)	$38,912	$43,301	$75,076	$86,319

Research and development:
Gross research and development (3)	$14,126	$14,800	$28,024	$29,613
Net research and development (3)	$11,960	$12,307	$23,562	$24,790

Adjusted EBITDA (2)	$4,435	$7,826	$7,155	$14,298

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 30 for non-IFRS measures.
(3)	Includes $89 in restructuring charges for the three months and six months ended February 28, 2013 (nil in fiscal 2012).

	Three months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 28, 2013	Six months ended February 29, 2012

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	37.8	35.3	38.7	35.2
Selling and administrative	36.9	35.4	37.1	36.3
Net research and development	19.1	18.4	19.2	18.6
Depreciation of property, plant and equipment	2.4	2.3	2.5	2.3
Amortization of intangible assets	3.1	3.0	3.2	2.9
Change in fair value of cash contingent consideration	−	(0.5)	−	(0.2)
Earnings (loss) from operations	0.7	6.1	(0.7)	4.9
Interest income (expenses)	−	0.1	−	−
Foreign exchange gain (loss)	2.7	(2.2)	2.0	0.1
Earnings before income taxes	3.4	4.0	1.3	5.0
Income taxes	3.3	2.6	2.6	2.1
Net earnings (loss) for the period	0.1%	1.4%	(1.3)%	2.9%

Other selected information:

Gross margin (2)	62.2%	64.7%	61.3%	64.8%

Research and development:
Gross research and development (3)	22.6%	22.1%	22.9%	22.2%
Net research and development (3)	19.1%	18.4%	19.2%	18.6%

Adjusted EBITDA (2)	7.1%	11.7%	5.8%	10.7%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 30 for non-IFRS measures.
(3)	Includes 0.1% of sales in restructuring charges for the three months and six months ended February 28, 2013 (nil in fiscal 2012).

SALES AND BOOKINGS

For the three months ended February 28, 2013, our sales decreased 6.5% to $62.6 million, compared to $66.9 million for the same period last year, and our bookings decreased 11.9% to $53.4 million, compared to $60.6 million for the same period last year, for a book-to-bill ratio of 0.85.

For the six months ended February 28, 2013, our sales decreased 8.2% to $122.4 million, compared to $133.3 million for the same period last year. For the first half of fiscal 2013, our book-to-bill ratio amounted to 0.96.

Over the last quarters, market conditions in the telecommunications industry have been tenuous due to macro-economic uncertainty, the European debt crisis and its ripple effects on other economies, the tightening of capital spending among network operators as well as delays in customers’ orders. These market conditions have impacted our sales since the third quarter of fiscal 2012. We also believe these market conditions deteriorated year-over-year, especially in North America and Europe. In addition, in fiscal 2013, calendar year-end budget spending from network operators was even more limited than last year, which further reduced our sales and bookings year-over-year.

Finally, the second quarter is typically lower in terms of bookings, especially in North America, because of holidays and annual budget releases from large customers. In the past, we typically started to benefit from these annual budget releases at the end of the second quarter and we expected some positive impacts in 2013 as well. However, we believe that capital spending budgets in the United States were released a little later in fiscal 2013 because some network operators are moving ahead with large-scale, multi-billion dollar deployments that require additional scrutiny and planning; consequently, certain investment decisions have been pushed back later in 2013, which has affected our sales and bookings so far in fiscal 2013 compared to 2012.

Geographic distribution

In the second quarter of fiscal 2013, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) accounted for 49%, 29% and 22% of sales respectively, compared to 49%, 31% and 20% for the same period last year respectively. In the first half of fiscal 2013, sales to the Americas, EMEA and APAC accounted for 52%, 28% and 20% of sales respectively, compared to 52%, 29% and 19% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the second quarters of fiscal 2012 and 2013, no customer accounted for more than 10% of our sales, and our top three customers accounted for 13.7% and 13.1% of our sales respectively. In the first halves of fiscal 2012 and 2013, no customer accounted for more than 10% of our sales, and our top three customers accounted for 11.1% and 13.9% of our sales respectively.

GROSS MARGIN (non-IFRS measure – refer to page 30 of this document)

Gross margin reached 62.2% of sales for the three months ended February 28, 2013, compared to 64.7% for the same period last year.

Gross margin amounted to 61.3% of sales for the six months ended February 28, 2013, compared to 64.8% for the same period last year.

The decrease in our gross margin in the second quarter and the first half of fiscal 2013, compared to the same periods last year, can be explained by the following factors.

In the second quarter and the first half of fiscal 2013, our gross margin was negatively affected by the shift in product mix in favor of our physical-layer solutions, compared to the same periods last year. In fact, sales of these products, which typically deliver lower margins than our protocol-layer solutions, represented a larger portion of our sales in the second quarter and the first half of fiscal 2013, compared to the same periods last year. Namely, in the second quarter and the first half of fiscal 2013, we shipped large orders of our copper-access test solutions (included in our physical-layer solutions); that product line typically delivers lower margins.

In addition, a lower sales volume in the second quarter and the first half of fiscal 2013 compared to the same periods last year resulted in a lower absorption of our fixed manufacturing costs, which resulted in a lower gross margin year-over-year.

Considering the expected sales growth, the expected increase in sales of protocol products as well as software-intensive products and services, the cost-effective design of our products, our increased manufacturing activities in China and our tight control over operating costs, we expect our gross margin to improve in the future. However, our gross margin may fluctuate quarter-over-quarter due to the mix of our products and as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence and warranty costs, shifts in customers, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 28, 2013, selling and administrative expenses were $23.1 million, or 36.9% of sales, compared to $23.7 million, or 35.4% of sales for the same period last year.

For the six months ended February 28, 2013, selling and administrative expenses were $45.4 million, or 37.1% of sales, compared to $48.3 million, or 36.3% of sales for the same period last year.

In the second quarter of fiscal 2013, our selling and administrative expenses, especially salaries and benefits as well as travel expenses, decreased year-over-year due in part to the impact of our restructuring plan implemented in the fourth quarter of fiscal 2012.

However, in the second quarter of fiscal 2013, the year-over-year decrease in the average value of the US dollar compared to the Canadian dollar and the euro had a negative impact on our selling and administrative expenses, as a portion of these expenses are incurred in these currencies and we report our results in US dollars.

In the first half of fiscal 2013, our selling and administrative expenses, especially salaries and benefits as well as travel expenses, decreased year-over-year due in part to the impact of our restructuring plan

In addition, in the first half of fiscal 2013, commission expenses to our sales channels were lower compared to the same period last year, mainly due to a lower sales volume year-over-year.

For fiscal 2013, we expect our selling and administrative expenses to decrease as a percentage of sales and range between 34% and 36% of sales. However, any increase in the strength of the Canadian dollar and the euro versus the US dollar would cause our selling and administrative expenses to increase, as a significant portion of these expenses are incurred in these currencies.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended February 28, 2013, gross research and development expenses totaled $14.1 million, or 22.6% of sales, compared to $14.8 million, or 22.1% of sales for the same period last year.

For the six months ended February 28, 2013, gross research and development expenses totaled $28.0 million, or 22.9% of sales, compared to $29.6 million, or 22.2% of sales for the same period last year.

In the second quarter and the first half of fiscal 2013, our gross research and development expenses decreased year-over-year, especially salaries and benefits, due in part to the impact of our restructuring plan implemented in the fourth quarter of fiscal 2012.

In addition, in the second quarter and the first half of fiscal 2013, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to the same periods last year, mainly from consultants, subcontracting and material expenses.

However, in the second quarter and the first half in fiscal 2013, our gross research and development expenses included $89,000 in restructuring charges.

Finally, in the second quarter of fiscal 2013, the year-over-year decrease in the average value of the US dollar compared to the Canadian dollar and the euro had a negative impact on our gross research and development expenses, as a portion of these expenses are incurred in these currencies and we report our results in US dollars.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended February 28, 2013, tax credits and grants for research and development activities were $2.2 million, or 15.3% of gross research and development expenses, compared to $2.5 million, or 16.8% of gross research and development expenses for the same period last year.

For the six months ended February 28, 2013, tax credits and grants for research and development activities were $4.5 million, or 15.9% of gross research and development expenses, compared to $4.8 million, or 16.3% of gross research and development expenses for the same period last year.

In the second quarter and the first half of fiscal 2013, tax credits and grants decreased compared to the same periods last year mainly due to the decrease in our gross research and development expenses and mix of projects year-over-year.

For fiscal 2013, we expect our net research and development expenses to decrease as a percentage of sales and range between 17% and 19% of sales. However, any increase in the strength of the Canadian dollar, the euro and the Indian rupee versus the US dollar in the upcoming quarters would cause our net research and development expenses to increase, as most of these expenses are incurred in these currencies.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A large portion of our foreign exchange gains and losses results from the translation of cash balances and deferred income tax assets denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended February 28, 2013, we recorded a foreign exchange gain of $1.7 million compared to a foreign exchange loss of $1.5 million for the same period last year.

For the six months ended February 28, 2013, we recorded a foreign exchange gain of $2.5 million compared to $193,000 for the same period last year.

During the second quarter of fiscal 2013, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain of $1.7 million during that period. In fact, the period-end value of the Canadian dollar decreased 3.7% to CA$1.0314 = US$1.00 in the second quarter of fiscal 2013, compared to CA$0.9932 = US$1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar significantly increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $1.5 million during that period. The period-end value of the Canadian dollar increased 3.0% to CA$0.9895 = US$1.00 in the second quarter of fiscal 2012, compared to CA$1.0197 = US$1.00 at the end of the previous quarter.

During the first half of fiscal 2013, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $2.5 million during that period. The period-end value of the Canadian dollar decreased 4.4% to CA$1.0314 = US$1.00 in the first half of fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar slightly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $193,000 during that period. The period-end value of the Canadian dollar decreased 1.1% to CA$0.9895 = US$1.00 in the first half of fiscal 2012, compared to CA$0.9784 = US$1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of cost of sales and our operating items are denominated in Canadian dollars and euros, and we report our results in US dollars. Consequently, the decrease in the average value of the US dollar in the second quarter of fiscal 2013, compared to these currencies year-over-year, resulted in a negative impact on our financial results. In fact, the average value of the US dollar in the second quarter of fiscal 2013 decreased 1.5% and 1.0% respectively year-over-year, compared to the Canadian dollar and the euro.

INCOME TAXES

For the three months ended February 28, 2013, our income tax expenses totaled $2.1 million, compared to $1.7 million for the same period last year.

For the six months ended February 28, 2013, our income tax expenses amounted to $3.2 million, compared to $2.9 million for the same period last year.

For the three months ended February 28, 2013, we reported income tax expenses of $2.1 million on earnings before income taxes of $2.1 million. For the six months ended February 28, 2013, we reported income tax expenses of $3.2 million on earnings before income taxes of $1.6 million. This situation mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible loss and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign operations, and was therefore non-taxable. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for the period.

For the three months ended February 29, 2012, we reported income tax expenses of $1.7 million on earnings before income taxes of $2.7 million, for an effective income tax rate of 64.6%; this compares to our combined Canadian and provincial statutory tax rate of 28%. This situation mainly results from the fact that we did not recognize deferred income taxes for some of our subsidiaries at loss and had some non-deductible expenses, such as stock-based compensation costs. Also, a significant portion of our foreign exchange loss was created by the translation of financial statements of our foreign operations, and was therefore non-deductible.

For the six months ended February 29, 2012, we reported income tax expenses of $2.9 million on earnings before income taxes of $6.7 million, for an effective income tax rate of 42.8%; this compares to our combined Canadian and provincial statutory tax rate of 28%. This situation mainly resulted from the fact that we did not recognize deferred income taxes for some of our subsidiaries at loss and had some non-deductible loss and expenses, such as stock-based compensation costs. However, during the first half of fiscal 2012, we recognized previously unrecognized deferred income tax assets of one of our subsidiaries, which resulted in a one-time income tax recovery of $557,000, which reduced our income tax expense for the period.

Please refer to note 6 to our condensed interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at February 28, 2013, cash and short-term investments totaled $56.4 million, while our working capital was at $111.1 million. Our cash and short-term investments decreased $2.6 million in the second quarter of fiscal 2013, compared to the previous quarter. During the second quarter of fiscal 2013, we made cash payments of $2.5 million, $293,000 and $167,000 respectively for the purchase of capital assets, the repayment of our long-term debt and the redemption of share capital pursuant to our share repurchase program. In addition, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $1.7 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, operating activities generated $2.1 million in cash, which offset in part the decrease in cash and short-term investment compared to the previous quarter.

Our short-term investments consist of a banker acceptance issued by a high-credit quality corporation; therefore, we consider the risk of non-performance of this financial instrument to be limited. This debt instrument is not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, any other potential acquisition, as well as our share repurchase program. As at February 28, 2013, cash balances included an amount of $33.7 million that bears interest at a rate of 1.45%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.6 million for working capital and other general corporate purposes, and unused lines of credit of $22.8 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $2.1 million for the three months ended February 28, 2013, compared to $13.6 million for the same period last year.

Cash flows used by operating activities were $2.7 million for the six months ended February 28, 2013, compared to cash flows provided of $20.1 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2013 were attributable to the net earnings after items not affecting cash of $4.3 million offset by the negative net change in non-cash operating items of $2.2 million; this was mainly due to the negative effect on cash of the decrease of $3.7 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter as well as the negative effect on cash of the increase of $1.3 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $2.0 million in our accounts receivable due to the timing of sales during the quarter and the decrease of $1.2 million in our inventories due to an improved inventory turn during the quarter.

Cash flows used by operating activities in the first half of fiscal 2013 were attributable to the net earnings after items not affecting cash of $5.8 million more than offset by the negative net change in non-cash operating items of $8.5 million; this was mainly due to the negative effect on cash of the increase of $6.1 million in our accounts receivable due to the increase (compared to the second half of fiscal 2012) and timing of sales during the period as well as the negative effect on cash of the increase of $3.2 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $1.1 million in our inventories due to an improved inventory turn during the period.

Investing activities

Cash flows provided by investing activities were $543,000 for the three months ended February 28, 2013, compared to $420,000 for the same period last year.

Cash flows used by investing activities were $1.5 million for the six months ended February 28, 2013, compared to cash flows provided of $28.8 million for the same period last year.

In the second quarter of fiscal 2013, we disposed (net of acquisitions) of $3.0 million worth of short-term investments but paid $2.5 million for the purchase of capital assets.

In the first half of fiscal 2013, we paid $4.5 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Financing activities

Cash flows used by financing activities were $424,000 for the three months ended February 28, 2013, compared to $481,000 for the same period last year.

Cash flows used by financing activities were $1.3 million for the six months ended February 28, 2013, compared to $1.6 million for the same period last year.

In the second quarter of fiscal 2013, we repaid $293,000 of our long-term debt and redeemed share capital for a cash consideration of $167,000. However, we received $36,000 from the exercise of stock options.

In the first half of fiscal 2013, we repaid $293,000 of our long-term debt and redeemed share capital for a cash consideration of $1.1 million. However, we received $87,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at February 28, 2013, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2013 to August 2013	$11,400,000	1.0256
September 2013 to August 2014	18,600,000	1.0243
September 2014 to February 2015	6,600,000	1.0401
Total	$36,600,000	1.0275

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $932,000 as at August 31, 2012 and net losses of $364,000 as at February 28, 2013. The quarter-end exchange rate was CA$1.0314 = US$1.00 as at February 28, 2013.

SHARE CAPITAL

Share capital

As at March 27, 2013, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,812,413 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2013, our off-balance sheet arrangements consisted of letters of guarantee amounting to $5.0 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $0.6 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $4.4 million, was used to secure our line of credit in CNY (Chinese currency) of $4.0 million. This line of credit was unused as at February 28, 2013.

SPECIAL PURPOSES ENTITIES

As at February 28, 2013, we did not have interests in any special purposes entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies and estimates used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2012 filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Refer to note 2 to our condensed interim consolidated financial statements for the three months and six months ended February 28, 2013 and to our consolidated financial statements for the year ended August 31, 2012 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISK FACTORS

There have been no material changes from the risk factors disclosed in our Annual Report in Form 20-F for the year ended August 31, 2012.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, restructuring charges, change in the fair value of the cash contingent consideration, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 28, 2013	Three months ended February 29, 2012	Six months ended February 28, 2013	Six months ended February 29, 2012

IFRS net earnings (loss) for the period	$39	$954	$(1,599)	$3,841

Add (deduct):

Depreciation of property, plant and equipment	1,504	1,546	3,109	3,114
Amortization of intangible assets	1,922	1,974	3,884	3,895
Interest (income) expenses	25	(54)	(8)	17
Income taxes	2,088	1,738	3,220	2,872
Restructuring charges	89	−	89	−
Change in fair value of cash contingent consideration	−	(311)	−	(311)
Stock-based compensation costs	468	508	916	1,063
Foreign exchange (gain) loss	(1,700)	1,471	(2,456)	(193)
Adjusted EBITDA for the period	$4,435	$7,826	$7,155	$14,298

Adjusted EBITDA in percentage of sales	7.1%	11.7%	5.8%	10.7%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	February 28, 2013	November 30, 2012	August 31, 2012	May 31, 2012

Sales	$62,576	$59,821	$57,156	$59,505
Cost of sales (1)	$23,664	$23,657	$21,257	$23,549
Earnings (loss) from operations	$452	$(1,295)	$(1,678)	$(4,355)
Net earnings (loss)	$39	$(1,638)	$(3,714)	$(3,720)
Basic and diluted net earnings (loss) per share	$0.00	$(0.03)	$(0.06)	$(0.06)

	Quarters ended
	February 29, 2012	November 30, 2011	August 31, 2011	May 31, 2011

Sales	$66,917	$66,388	$64,414	$67,630
Cost of sales (1)	$23,616	$23,370	$23,447	$24,243
Earnings from operations	$4,109	$2,428	$5,878	$3,489
Net earnings	$954	$2,887	$4,597	$1,757
Basic and diluted net earnings	$0.02	$0.05	$0.08	$0.03

(1) The cost of sales is exclusive of depreciation and amortization.